American International Group, Inc.

                                 August 2, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American International Group, Inc —
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of American International Group, Inc. (“AIG”), I am transmitting for filing under the Securities Act of 1933, as amended (the “Act”), a Registration Statement on Form S-4 relating to up to $256,161,000 of 6.820% Dollar Notes due November 15, 2037, €420,975,000 of 6.797% Euro Notes due November 15, 2017 and £662,222,000 of 6.765% Sterling Notes due November 15, 2017 (together, the “Exchange Securities”) which AIG plans to offer in exchange for an equivalent principal amount of its outstanding unregistered 6.820% Dollar Notes due November 15, 2037, 6.797% Euro Notes due November 15, 2017 and 6.765% Sterling Notes due November 15, 2017, respectively (together, the “Initial Securities”).

AIG has sent a wire transfer to the account of the Securities and Exchange Commission (the “SEC”) with US Bank in the amount of $207,677.00 for the registration filing fee and has received confirmation of its receipt.

AIG is registering the exchange offer described in the above-referenced registration statement (the “Exchange Offer”) in reliance on the SEC’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989); Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991); and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (collectively, the “Letters”). AIG represents with respect to the Exchange Offer that:

1.    AIG has not entered into any arrangement or understanding with any person to distribute the Exchange Securities and, to the best of AIG’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange

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Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer. In this regard, AIG will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any security holder using the Exchange Offer to participate in a distribution of the Exchange Securities (1) could not rely on the staff position enunciated in the Letters and (2) must comply with all applicable registration and prospectus delivery requirements of the Act, in connection with a secondary resale transaction. AIG acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K. AIG will also include in the letter of transmittal (or similar documentation to be executed by each person participating in the Exchange Offer) disclosure that by accepting the Exchange Offer each holder of the Initial Securities represents to AIG that it is not an affiliate of AIG, the Exchange Securities will be acquired in the ordinary course of business, and that it is not participating, and does not intend to participate in the distribution of the Exchange Securities.

2.    A broker-dealer may participate in the Exchange Offer with respect to Initial Securities acquired for its own account as a result of market-making activities or other trading activities, provided that (i) in connection with any resales of Exchange Securities received in exchange for such Initial Securities, the broker-dealer complies with all applicable prospectus delivery requirements of the Act, and the prospectus for the Exchange Offer may be used for this purpose, so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Securities held by the broker-dealer); and (ii) the broker-dealer has not entered into any arrangement or understanding with AIG or an affiliate of AIG to distribute the Exchange Securities.

3.    AIG (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Initial Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Initial Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act as described in (2) above in connection with any resale of such Exchange Securities; and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer an acknowledgement that, if the exchange offeree is a broker-dealer holding Initial Securities acquired for its own account as a result of market-making activities or other trading activities, it will comply with all applicable

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prospectus delivery requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Initial Securities pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please direct any questions or comments regarding this filing to the undersigned at (212) 770-7000.

Very truly yours,

/s/ Eric S. Lefkowitz Eric S. Lefkowitz

cc:	Jeffrey A. Welikson

Robert W. Reeder III
Glen T. Schleyer
(Sullivan & Cromwell LLP)